# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Mountain Guardian III BDC, L.L.C., CIK 0001781870
CUSIP: 000000000
Title of class of securities: Units of Limited Liability Company Interests
Address of issuer's principal executive offices: 1633 BROADWAY, 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 12/17/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001892497-23-000001
Filed by CIK 0001892497

## Reporting persons
- Western Conference of Teamsters Pension Trust Fund: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Washington (WA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: New Mountain Guardian III BDC, L.L.C.
Address of issuer's principal executive offices: 1633 BROADWAY, 1633 BROADWAY, NEW YORK, NEW YORK, 10019.

## Item 2. Person Filing
Name of person filing: Western Conference of Teamsters Pension Trust Fund
Address of principal business office or, if none, residence: 2323 Eastlake Avenue East, Seattle, WA 98102
Citizenship: State of Washington

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Western Conference of Teamsters Pension Trust Fund: Chuck Mack, Co-Chairman/Secretary, Board of Trustees (12/30/2024)